

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2014

<u>Via E-mail</u>
Marci Frankenthaler
General Counsel
Frederick's of Hollywood Group, Inc.
6255 Sunset Blvd.
Hollywood, CA 90028

> **Re:** **Frederick's of Hollywood Group, Inc.**
> **Revised Schedule 13E-3**
> **Filed April 15, 2014**
> **File No. 005-37017**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed April 15, 2014**
> **File No. 001-05893**

Dear Ms. Frankenthaler:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. We note in your response to comment 7 of our letter dated April 4, 2014 that you believe the information provided by Allen & Co. does not specifically relate to the merger and is not material because the third parties proposals received during the marketing process had terminated and were not considered as alternatives to the merger. However, you disclose on page 34 that the merger agreement provides that the company may engage in a limited solicitation of 12 designated parties, 10 of which are "companies the Lead Director believed to have expressed a credible interest in a strategic transaction with the Company during the marketing efforts conducted by Allen & Co between June 2012 and March 2013, including all of the Proposing Parties." Therefore, it appears that the information provided by Allen & Co. during the marketing period may be material to shareholders if the Lead Director and the board considered this information in analyzing potential alternatives to the merger. Please advise.

You may contact Erin Wilson at (202) 551-6047, Brigitte Lippmann at (202) 551-3713 or Christina Chalk, Office of Mergers and Acquisitions, at (202) 551-3263 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: David Alan Miller, Esq.
        Graubard Miller